

CAMP GLADIATOR (CG)

The Only Turn-key Fitness & Nutrition Platform For Trainers & Consumers

campgladiator.com   Austin, Texas   in   ▶   f   ⊙

Technology   Female Founder   Subscription   Health & Fitness   Recreation

Highlights

1   Over $350M Lifetime Revenue

2   900k Lifetime # of Participants & Over 40M Workouts

3   Launched Online Workouts In Under 30 days & Added 15k+ Members Globally In 60 Days

4   Over 1.5M Online Workouts Views

5   248% Increase In Launched Trainers In '22 vs. '21

6   89% Increase In Memberships For December '22 & January '23 vs. December '21 & January '22

7 $10M Was Previously Raised During Series A

8   9-time Inc. 5000 Honoree From 2013-2021 & Inc. Top 100 Female Founders In 2020

Our Team



Ally Davidson Co-Founder & Co-CEO

Founded two companies and was awarded Ernst & Young Entrepreneur of the Year in 2016 after winning the NBC TV competition, American Gladiators and becoming the Grand Champion in 2008.



Jeff Davidson Co-Founder & Co-CEO

4x Founder, Member of the Equitable Hall of Fame, and extensive experience as a leader, entrepreneur, and wealth manager.



Howard Schaffer CMO

Part of two successful exits. In 2019 Beneplace sold to Entertainment Benefits Group (EBG) and in 2015 Offers.com was sold to Ziff Davis.



Matt Pennies SVP of Sales & Operations

20+ years leading Sales and Revenue Ops teams, from start-ups to Fortune 100, $75MM to $450MM, and one successful exit at Nerdy in 2021.



Nico Martinez CTO

Led the Ticketmaster team who built the $1B+ ticket resale platform and reduced Cloud costs for Comcast NBCUniversal DPIM from $1MM to $220K/year.

Pitch



The Only Turn-key Fitness & Nutrition Platform For Trainers & Consumers

1. Helping Trainers & Coaches scale their businesses

2. Connecting Consumers to programs that work

The Total Addressable

Market Is Exploding



$30 Bn
Total Addressable Market

$9 Bn
Personal Training Market

$8.8 Bn
Health Coaching Market

U.S. Personal Training & Health Coaching

577k Personal Trainers

128k Health Coaches

5.4% 2024 Forecasted Growth Rate For Health Coaching Businesses

2.7% 2023 Growth Rate For Health Coaching Businesses

Sources: 2023 Fitness Industry Market Report
2023 IBIS World Market Size Report

THE FIRST OPPORTUNITY

Fitness Trainers & Nutrition Coaches Need A Platform To Grow Their Business

They are experts in their field, but they're not great at operations.

Trainers & Coaches Need:
- To Offer & Book Programs, In-Person & Online
- Help Reaching New Customers
- Social Media & Email Expertise
- To Build A Brand From Scratch

Why Trainers & Coaches Choose CG's Platform

CG provides the most comprehensive marketing and business support in the industry.

With CG, Trainers & Coaches Get:





With CG, Trainers & Coaches Get:
✅ Technology To Deliver & Sell Programs
✅ Marketing Tools & Training
✅ Sales Strategies
✅ Business Insurance & Support
✅ A Brand Customers Already ❤️

TRAINER

THE SECOND OPPORTUNITY

Consumers' Fitness & Nutrition Needs Have Changed

They have tried programs that don't work for them.

Consumers Are Tired Of:
- Unused Gym Memberships
- Exercising Alone
- Minimal Guidance
- Diet Fads

Why Consumers Choose CG For Fitness & Nutrition

Consumers want customizable programs with proven results.

With CG, Consumers Get:
✅ Personalized Modifications
✅ Hybrid Fitness Options
✅ Affordable Personal Training
✅ Sustainable Healthy Habits
✅ Community & Accountability



2023 INDUSTRY TRENDS

CG Programs

CG has 8 of the 10 top fitness trends for 2023*

1. Outdoor Exercise
2. Strength Training
3. Weight Loss Programs
4. Personal Training
5. HIIT (high-intensity interval training)
6. Bodyweight Training
7. Live & On-Demand Online Fitness
8. Health Coaching

***Source:** 2023 Fitness Industry Market Report

HOW IT WORKS

Trainers Sell Monthly Fitness & Nutrition Memberships



IN-PERSON TRAINING

- Signature "Camp" Workouts
- CG Strength Training
- 1-on-1 & Small Groups
- Customized Pricing



ONLINE WORKOUTS

- Anytime, Anywhere On-Demand Library
- Live-Streaming Workouts
- Starting At $15/Month



NUTRITION COACHING

- Customized Meal Plans
- Weekly Grocery Lists
- Calorie & Macro Tracking
- Starting At $39/Month

Thousands of Trainers, Coaches & Customers Already ❤️ CG

REVENUE

$350M+ Lifetime Revenue

CUSTOMERS

1M+ Camp Workouts

900k Lifetime Member

4,000+ CG Nutrition Member Since Aug. 2022

TRAINERS & COACHES

900+ Certified Trainers & Nutrition Coaches

2,300+ Locations Across the United States

SATISFACTION

82 NPS Score 2022 Member Score from 5,900+ Responses

4.4/5 Member Rating on Nutrition Coaches on Jan. 2023

Trainer Testimonials



CG Trainer

"Becoming a Trainer with CG was exactly what I needed. It taught me selflessness and how to inspire others. Now I'm the best version of myself."

-Krizia



CG Trainer

"I've been a CG Trainer for over 5 years, and it's given me the most important things to me: time, freedom, and flexibility."

-Roger

Customer Testimonials







Fitness & Nutrition Customer Testimonial

"I've lost 40 lbs. I'm the healthiest I've ever been. It doesn't matter your age, it doesn't matter what you look like, CG is for everybody!"

-Zenas



Fitness & Nutrition Customer Testimonial

"Exercising and eating healthy with CG has been one of the best investments I've made for myself! I continue to be pushed to grow."

- Cameron

No Fitness & Nutrition Platform Directly Competes with CG



NUTRITION
NOOM
WeightWatchers
PrecisionNutrition
B2C
BEACHBODY
campGladiator
Thumbtack
TRAINERIZE
B2B
(Trainer Platform)
planet fitness
orangetheory
FIND YOUR TRAINER
PELOTON
F45
FITNESS

We believe that Trainers & Coaches are more invested as entrepreneurs with unlimited earning potential.

We're evolving our platform to give them the tools and training to run their own businesses under the CG brand.



-Ally Davidson, Co-Founder & Co-CEO

Timeline & Roadmap
2008
Ally founded CG
2009-2020
Profitably bootstrapped the business and dominated Outdoor fitness
2020
COVID-19 caused 30% of fitness businesses to close
2020
CG launched Online workouts in less than 30 days
2022
CG launched customized nutrition coaching and added 4,000 nutrition members
2023 - 2024
• Transforming our Platform
• Recruiting Top Trainers and Coaches
• Diversifying Fitness Programs

> *Forward looking projections cannot be guaranteed.*

REVENUE MODEL
B2B
We are modeled like Airbnb and Uber for Fitness and Nutrition
Trainers & Coaches Are Independent Contractors
• CG receives 15% - 30% of the sales revenue from monthly fitness and nutrition memberships.
TRAINER

B2C

Fitness & Nutrition Customers Choose Monthly Memberships

Online Only Workouts	Outdoor & Online Workouts	CG Strength Training	CG Nutrition Coaching
Starting At $15/month	Starting At $59/month	Customized Pricing	Starting At $39/month

Profitable By EOY 2024



Forward looking projections cannot be guaranteed.

Field Leadership

Over 70 Years Of Combined Expertise In Fitness & Nutrition

     

Tyler Wagner

Vice President of Nutrition

CSCS Certified Strength & Conditioning Specialist

NASM Certified Nutrition Coach

Mason Murphy

Regional President & VP of In-Person Programs

ACSM Certified Personal Trainer

NASM Certified Nutrition Coach

Jessie Richardson

Regional President & VP of Field Sales

ISSA Certified Personal Trainer

ISSA Certified Nutrition Coach

Carol Martin

Regional President & VP of Online Programs

ACE Certified Personal Trainer

NASM Certified Nutrition Coach

Roy Davis

Regional President & VP of Field Recruiting

ISSA Certified Personal Trainer

ISSA Certified Nutrition Coach

Kyle Graham

Regional President

ACE Certified Personal Trainer

ISSA Certified Nutrition Coach

How We Plan To Expand



TRANSFORM THE INDUSTRY LEADING PLATFORM

- Customize the Technology
- Add New Features for Trainers and Customers



CREATE NEW PROGRAMS

- 1:1 and Small Group Strength Training
- Yoga, Running, Low Impact, and more!



RECRUIT TOP TRAINERS & COACHES

- Deliver CG through the platform
- Adding major cities from N.Y.C. to L.A.



The Only Turn-key Fitness & Nutrition Platform For

& Nutrition Platform For
Trainers & Consumers

